Exhibit 21.1

National Beef, Inc.

Subsidiaries

Subsidiary	Jurisdiction of Incorporation or Organization	Name Under Which Business is Done

National Beef Packing Company, LLC	Delaware	National Beef Packing Company, LLC

Kansas City Steak Company, LLC	Missouri	Kansas City Steak Company, LLC

National Beef aLF, LLC	Delaware	National Beef aLF, LLC

National Beef California, L.P.	Delaware	National Beef California, L.P.

National Beef Japan, Inc.	Japan	National Beef Japan, Inc.

NBP Korea, Inc.	Korea	NBP Korea, Inc.

National Carriers, Inc.	Kansas	National Carriers, Inc.

NCI Leasing, Inc.	Kansas	NCI Leasing, Inc.

National Elite Transportation, LLC	Delaware	National Elite Transportation, LLC

National Beef Leathers, LLC	Delaware	National Beef Leathers, LLC

NB Finance Corp.	Delaware	NB Finance Corp.